UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s Registry (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – under court-supervised reorganization (“Oi” or “Company”) informs its shareholders and the market in general that the Company's Board of Directors has appointed Mr. Marcelo Pavão Lacerda to the Innovation and Digital Transformation Committee, as an external member.

Mr. Lacerda holds a degree in Electrical Engineering from Universidade Federal do Rio Grande do Sul (UFRGS) and is Cofounder of Magnopus. Previously he was also Cofounder of Blue Interactive, F. Biz, Zaz.com and Nutec, having also acted as Executive Director of Terra Networks. Additionally, Mr. Lacerda serves as a board member of Carrefour, Atacadão, Magnopus and Unilever.

With this appointment, the Board of Directors enhances the Innovation and Digital Transformation Committee with a professional with extensive experience in technology and digital startups and that sits on the boards of large companies in the Brazilian and international markets.

Rio de Janeiro, May 17, 2021.

Oi S.A. – under court-supervised reorganization.

Camille Loyo Faria

Director of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer